23 April 2020

RELX PLC

General Meeting

RELX PLC (the Company) announces that it has today published on its website the Notice of General Meeting (the Notice) to be held at 10.00am (BST) on Tuesday, 26 May 2020 at Lexis House, 30 Farringdon St, London EC4A 4HH.

The Notice will be posted to shareholders of the Company on Tuesday, 28 April 2020, along with a Proxy Form (the Proxy Form) for the General Meeting.

In accordance with Listing Rule 9.6.1, copies of the Notice and the Proxy Form have been submitted to the UK Listing Authority and will shortly be available for inspection from the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

These documents are also available at www.relx.com.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724